FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of May 03, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR")

In accordance with Disclosure Rule 3.1.4R(1), Signet Group plc gives notice that on 2 May 2007 the following Directors and PDMRs exercised options granted in 2002, 2003 and 2004 under the Signet Group plc 1993 Executive Share Option Scheme, in 2004 under the
Signet Group plc 2003 International Plan and in 2004 under the Signet Group plc 2000 LTIP as follows:

Name         Status    No. of shares   Relevant Scheme    No of shares   No of shares   Selling Price
                        under option                         exercised           sold

M Light      Director        472,476    1993 Executive         472,476        182,178   125.2459 pence per 0.9 US cents ordinary
                                                Scheme                                  share

W Montalto   PDMR            366,971    1993 Executive         366,971        135,026   125.2459 pence per 0.9 US cents ordinary
                                                Scheme                                  share

S Butler     PDMR             81,965    1993 Executive          81,965         41,644   125 pence per 0.9 US cents ordinary share
                                               Scheme

S Butler     PDMR             89,662         2003 Plan          89,662          9,220   125 pence per 0.9 US cents ordinary share

S Cashman    PDMR              2,957         2000 LTIP           2,957          2,957   124.5 pence per 0.9 US cents ordinary share

3 May 2007

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   May 03, 2007